Exhibit 99.1

May 13, 2014

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Immediate Report of Gazit-Globe Ltd. (the “Company”) Regarding the Investment by CPPIBEH (as defined below) in the Company’s Consolidated Subsidiary, Citycon Oyj. (“CTY”), the Company’s entry into a Governance Agreement with CPPIBEH (as defined below), and Participation in a Rights’ Offering by CTY

1.	The Company is pleased to report that on May 13, 2014, CTY, whose financial results are fully consolidated by the Company, and whose shares are listed on the Helsinki Stock Exchange, announced that it is undertaking a directed issuance of approximately 77.9 million shares, for approximately 206.4 million Euros (at 2.65 Euros per share), to CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly owned subsidiary of the Canada Pension Plan Investment Board (the “Directed Issuance”). Following the Directed Issuance, CPPIBEH will hold 15% of CTY’s outstanding share capital and voting rights. The Directed Issuance is subject to the authorization of an extraordinary general meeting of CTY’s shareholders (the “EGM”).

2.

Simultaneously, the Company has entered into a governance agreement with CPPIBEH (the “Governance Agreement”), which provides, inter alia: (a) arrangements for the appointment of directors for the board of directors of CTY, with the Company undertaking to support the appointment of two directors who will be nominated by CPPIBEH, at least one of which wiill be independent of both CTY and CPPIBEH, while CPPIBEH shall support the appointment of three directors appointed by the Company; (b) that the Company shall grant CPPIBEH a tag-along right should the Company sell CTY shares in a scope exceeding 5% of its share capital during a 12-month period; and (c) that the agreement will terminate at the earlier of the following: (i) 10 years from the date of its execution; (ii) if CPPIBEH’s holdings in CTY fall below 10%; or (iii) if the Company’s holdings in CTY fall below 20%. The Company and CPPIBEH have each received statements from the Finnish Financial Supervisory Authority (the “FSA”) to the effect that the Governance Agreement does not, in its current form, constitute acting in concert as defined under the Finnish Securities Market Act, and thus does not trigger an obligation for the parties to make a mandatory tender offer for the outstanding shares of Citycon.

3.	CTY has also announced that it will undertake a rights issuance to its shareholders of record immediately upon completion of the Directed Issuance, up to a maximum of approximately 74.2 million new shares, also at a price of 2.65 Euros per share, for an aggregate amount of approximately 196.5 million Euros (the “Rights Issuance”). The Rights Issuance is also subject to approval at the EGM.

4.	The Company has committed to (i) vote all of its shares in favor of the items on the agenda at the EGM, including the Directed Issuance and Rights Issuance, and (ii) acquire its pro rata portion in the Rights Issuance (in an amount of approximately 82.4 million Euros) and has further committed to underwrite an additional amount of approximately 42.6 million Euros (for up to a total aggregate commitment of approximately 125 million Euros), subject to certain conditions including the completion of the Directed Issuance to CPPIBEH discussed in Section 1. Similarly, CPPIBEH has committed to acquire its pro rata portion in the Rights Issuance after the Directed Issuance, and, if a portion remains unsubscribed after the Company has exercised its underwriting commitment, to itself underwrite an additional amount of approximately 27.1 million Euros (for up to a total aggregate commitment of approximately 56.5 million Euros), all subject to certain conditions.

In addition, Ilmarinen Mutual Pension Insurance Company (“Ilmarinen”), which holds approximately 9% of CTY’s outstanding share capital and voting rights, has committed to vote in favor of the Directed Issuance and Rights Offering proposals at the EGM and has further committed to subscribe to their pro rata share in the Rights Offering (approximately 15 million Euros).

5.	As of the date hereof, the Company holds 217,574,694 shares of CTY, constituting approximately 49.3% of its share capital and voting rights. Following the Directed Issuance, the Company will hold approximately 42% of CTY’s share capital and voting rights while after the Rights Issuance (assuming the Company exercises its underwriting commitment in full), the Company’s holdings will rise to approximately 45%.

Another immediate report will be published when CTY will report the results of the Rights Issuance.

Yours faithfully,

  Gazit – Globe Ltd.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.